UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                        WESTINGHOUSE ELECTRIC CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                  960402105000
                                 (CUSIP Number)

                                    Karen C. Manson
                                      Secretary


                            Lehman Brothers Holdings  Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized to
                     Receive Notice and Communications)

                                December 31, 1996

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE.

CUSIP No.
960402105000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Inc.
     13-2518466


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       26,429,215

8)    Shared Voting Power
       -0-

9)    Sole Dispositive Power
       26,429,215

10)  Shared Dispositive Power
       700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
       26,429,915

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      4.34%

14) Type of Reporting Person
      BD/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996


LEHMAN BROTHERS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:   Senior Vice President and
         Secretary